8- 41787 PB 3/1

STATES
HANGE COMMISSION
, D.C. 20549

06003355

| OMB APPROVAL | |
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RECEIVED FEB 28 2006 PROCESSING SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-[illegible]~~ |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick J. Collins, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Halsey Drive
(No. and Street)

Old Greenwich, (City) CT (State) 06870 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Connor 212-286-2600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP EIN # 13-3385019
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Patrick J. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick J. Collins, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of N. York
County of N. York

Patrick J. Collins
Signature

President
Title

Sandra L. Williamson
Notary Public

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independant auditors' report on internal accounting required by SEC rule 17a-5

X (p) Notes to Financial Statements

# PATRICK J. COLLINS, INC.

## FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

## YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

To The Stockholder of
Patrick J. Collins, Inc.

We have audited the accompanying statement of financial condition of Patrick J. Collins, Inc. as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick J. Collins, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented by management for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

# PATRICK J. COLLINS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 15,531 |
| Receivable from customers | 131,697 |
| Prepaid taxes | 4,375 |
| | 151,603 |
| Exchange memberships contributed for use of company, at market value | 4,000,000 |
| | $ 4,151,603 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Bank loans payable | $ 53,399 |
| Accounts payable and accrued expenses | 59,781 |
| | 113,180 |
| Exchange memberships contributed for use of company, at market value | 4,000,000 |
| Total liabilities | 4,113,180 |
| Stockholder's Equity | |
| Common stock par value $1, 100 shares issued and outstanding | 100 |
| Additional paid in capital | 268,241 |
| Retained earnings (deficit) | (229,918) |
| Total stockholder's equity | 38,423 |
| | $ 4,151,603 |

See notes to financial statements.

# PATRICK J. COLLINS, INC.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenues | |
| Commissions- members | $ 1,495,699 |
| Commissions- non members | 2,424 |
| Interest and dividends | 259 |
| | 1,498,382 |
| Expenses | |
| Employee compensation, benefits and related expenses | 799,640 |
| Seat lease expense | 80,917 |
| Regulatory fees and expenses | 97,778 |
| Meals and entertainment | 141,805 |
| Professional fees | 59,194 |
| Error account fees | 3,106 |
| Travel | 16,850 |
| Telephone and communications | 109,457 |
| Contributions | 2,275 |
| Advertising | 6,450 |
| Commissions | 38,464 |
| Interest | 4,234 |
| New York State and City corporation business taxes | 9,092 |
| Other operating expenses | 100,078 |
| | 1,469,340 |
| Net income | $ 29,042 |

See notes to financial statements.

**PATRICK J. COLLINS, INC.**

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Paid In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Stockholder's equity, beginning of year | $ 100 | $ 268,241 | $ (153,487) | $ 114,854 |
| Distribution to stockholder | | | (105,473) | (105,473) |
| Net income | | | 29,042 | 29,042 |
| Stockholder's equity, end of year | $ 100 | $ 268,241 | $ (229,918) | $ 38,423 |

See notes to financial statements.

PATRICK J. COLLINS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 29,042 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Change in operating assets and liabilities | |
| Receivable from clearance account | 95,795 |
| Receivable from customers | 40,416 |
| Prepaid taxes | 6,798 |
| Accounts payable and accrued expenses | (77,154) |
| Net cash provided by operating activities | 94,897 |
| Cash flows from financing activities | |
| Distribution to stockholder | (105,473) |
| Proceeds from bank loans | 4,370 |
| Payment on bank loans | (4,292) |
| Net cash used by financing activities | (105,395) |
| Net decrease in cash and cash equivalents | (10,498) |
| Cash and cash equivalents, beginning of year | 26,029 |
| Cash and cash equivalents, end of year | $ 15,531 |
| Supplementary cash flow information | |
| Interest paid | $ 4,234 |

See notes to financial statements.

## PATRICK J. COLLINS, INC.

### NOTES TO FINANCIAL STATEMENTS

1. **Organization**

Patrick J. Collins, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash Equivalents*

The company considers amounts of all highly liquid investment instruments with a maturity of three months or less to be cash equivalents.

*Income Taxes*

The Company is treated as a S corporation for federal and state income tax purposes and accordingly does not record a federal or state provision for income taxes because the individual member reports his share of the Company's income or loss on his income tax returns.

*Advertising*

The company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2005, advertising expense was $6,450.

*Profit Sharing Plan*

The Company maintains a noncontributory qualified defined contribution profit sharing plan for eligible employees. The Company's contribution to the plan is determined as a percentage of the covered employee's salary, subject to the Employee Retirement Income Security Act limitations. There was no plan expense for 2005.

## 3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of approximately $16,000 which was approximately $9,000 in excess of its minimum requirement of $7,000. The Company's net capital ratio was 7.19 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

## 4. Financial Instruments and Concentration of Credit Risk

The company is engaged in various brokerage activities whose counterparties include customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A portion of the Company's assets are in the custody of the clearing broker.

## 5. Commitments

The company has a month to month lease for a stock exchange seat. Total rent expense under the lease was $80,917 for the year ended December 31, 2005.

## 6. Bank Loan Payable

The Company has a one year revolving credit line for $55,000 of which $53,399 has been drawn down. The borrowing rate is bank's prime plus 2 percent.

## 7. Major Customers

Commissions from five major customers represented approximately 62% of total commission revenue for the year ended December 31, 2005.

# SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

*December 31, 2005*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

SCHEDULE 1

# PATRICK J. COLLINS, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Stockholder's equity (net capital) | $ | 38,423 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivable from customers over 30 days | | 22,692 |
| Total non-allowable assets | | 22,692 |
| Net capital before haircuts on securities positions and undue concentration | | 15,731 |
| Net capital | | 15,731 |
| Minimum capital requirements (greater of 6-2/3% of Aggregate indebtedness or $5,000) | | 7,545 |
| Excess net capital | $ | 8,186 |
| Aggregate indebtedness – liabilities and commitments | $ | 113,180 |
| Ratio of aggregate indebtedness to net capital | | 7.19 to 1 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS report as of December 31, 2005.

# REPORT OF INDEPENDENT ACCOUNTANTS ON

# INTERNAL ACCOUNTING CONTROL

# <u>REQUIRED BY SEC RULE 17a-5</u>

**SCHEDULE 2**

**PATRICK J. COLLINS, INC.**

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DECEMBER 31, 2005

Patrick J. Collins, Inc. clears all customer transactions through another broker-dealer on fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

# REPORT OF INDEPENDENT ACCOUNTANTS ON

# INTERNAL ACCOUNTING CONTROL

# <u>REQUIRED BY SEC RULE 17a-5</u>

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Stockholder
of Patrick J. Collins, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Patrick J. Collins, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2006